UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011, as set forth in the Agreement and Plan of Merger, dated as of January 27, 2011 by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$175,807.03	Filing Party:	Verizon Communications Inc. and Verizon Holdings Inc.

Form of Registration No.:	Schedule TO	Date Filed:	February 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on February 10, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 18, 2011 (“Amendment No. 1”), Amendment No. 2 filed on February 28, 2011 (“Amendment No. 2”), Amendment No. 3 filed on March 15, 2011 (“Amendment No. 3”), Amendment No. 4 filed on March 30, 2011 (“Amendment No. 4”) and Amendment No. 5 filed on March 31, 2011 (“Amendment No. 5”), and relates to the offer by Purchaser (as defined below) to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and Verizon Communications Inc., a Delaware corporation and the sole stockholder of Purchaser (“Parent”), on February 10, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Terremark on February 11, 2011, as amended on February 15, 2011, February 18, 2011, March 1, 2011, March 15, 2011, March 30, 2011 and March 31, 2011 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Terremark stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011, by and among Parent, Purchaser and Terremark.

Documentation relating to the Offer has been mailed to Terremark stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (800) 903-2897.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

The initial offering period and withdrawal rights expired at 12:00 Midnight, New York City time, on Thursday, March 31, 2011. According to the Depositary, as of such time, an aggregate of 59,754,625 Shares were validly tendered and not withdrawn pursuant to the Offer. This represents approximately 70.90% of the outstanding Shares on a fully diluted basis and 84.06% percent of the outstanding Shares. The Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

As a result of the acceptance of, and payment for, tendered Shares pursuant to the Offer, the Merger Agreement grants Parent the right to designate a number of individuals to the Terremark Board who, following their appointment, will constitute a majority of the Terremark Board. Parent’s designated individuals are expected to join the Terremark Board on April 4, 2011.

In accordance with the Merger Agreement, the Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on Friday, April 1, 2011, for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Thursday, April 7, 2011, unless extended. Parent and the Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, the Purchaser will accept for payment, and promptly purchase, validly tendered Shares. Terremark stockholders who validly tender their Shares during the subsequent offering period will receive the same $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, that is payable to stockholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

On Friday, April 1, 2011, Parent issued a press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(J)	Press Release issued by Parent on April 1, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
Name: John W. Diercksen
Title: Executive Vice President – Strategy,
Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
Name: John W. Diercksen
Title: Executive Vice President – Strategy,
Development and Planning

Date: April 1, 2011